Exhibit 99.1

Silvercorp Metals Inc.

SHARE BASED COMPENSATION PLAN

(Amended and restated October 20, 2004, October 24, 2005, August 24, 2006, August 12, 2009, August 7, 2019, and September 16, 2019.
Reapproved by shareholders at 2012, 2016 and [2019] annual shareholder meetings respectively)

PART 1
INTERPRETATION

1.01 Definitions Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a)	“Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b)

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c)	“Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d)	“Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e)	“Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i)

the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii)

an amalgamation, merger, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii)

the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv)	a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f)	“Company” means SILVERCORP METALS INC.;

(g)

“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by the Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

(h)	“Director” means any director of the Company or of any of its subsidiaries;

(i)	“Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j)	“Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l)	“Exchange” means the Toronto Stock Exchange;

(m)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n)	“Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o)	“Insider” has the meaning ascribed thereto in the Exchange Policy;

(p)

“Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(q)	“Option” means an option to purchase Shares of the Company pursuant to the Plan;

(r)

“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(s)	“Option Price” means the Market Price on the Grant Date of the Options;

(t)	“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(u)	“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(v)	“Participants” means an Eligible Person granted Awards in accordance with the Plan;

(w)	“Plan” means this share based compensation plan as from time to time amended;

(x)

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(y)

“PSU” means a performance share unit granted in accordance with Section 6.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(z)

“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(aa)

“RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(bb)

“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(cc)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(dd)	“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ee)

“Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(ff)	“Shares” means common shares of the Company;

(gg)	“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02 Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3
ADMINISTRATION OF PLAN

3.01 Administration This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02 Board Authority Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03 Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.04 Clawback Policy All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation (the “Clawback Policy”), as amended from time to time.

PART 4
RESERVE OF SHARES FOR AWARDS

4.01 Sufficient Authorized Shares to be Reserved A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan.

4.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the

Outstanding Issue, from time to time. Furthermore, no more than 3% of the Outstanding Issue from time to time, may be granted in the form of RSUs and PSUs.

4.03 Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)	the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue;

(c)	if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue; or

(d)

a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

4.04 Number of Shares The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Awards.

4.05 No Fractional Shares No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5
OPTIONS

5.01 Grant Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02 Terms and Conditions Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c)	the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d)	the vesting schedule of the Options; and

(e)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04 Method of Exercise Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the Option Price and any applicable tax withholdings by one of following methods:

(a)	in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds;

(b)

subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker (the “Broker”) in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the Broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Option Price and any applicable tax withholdings, promptly following which the Company shall issue the Shares underlying the number of Options as provided for in the Exercise Notice; or

(c)	in addition, in lieu of exercising any vested Option in the manner described in this Section 5.04(a) or Section 5.04(b), and pursuant to the terms of this Section 5.04(c), a

Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Company, substantially in the form of Appendix B to the Option Award Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Board and provided that arrangements satisfactory to the Company have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Price of the Shares as at the date of the Surrender

B = the Option Price of such Options

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section 5.04(b) and Section 5.04(c)) until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Company of the full purchase price for such Shares and the fulfilment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.05 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06 Death If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6
PERFORMANCE SHARE UNITS

6.01 Grant PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02 Terms and Conditions Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of PSUs to be awarded to the Participant;

(b)

the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03 PSU Accounts A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05 Settlement

(a)

The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of the date of death such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08 PSU Tax Considerations Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7
RESTRICTED SHARE UNITS.

7.01 Grant RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02 Terms and Conditions Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of RSUs to be awarded to the Participant;

(b)

the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d)

such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03 RSU Accounts A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04 Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05.

Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05 Settlement

(a)

The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06 Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07 Death If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08 RSU Tax Considerations Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8
DIVIDEND EQUIVALENTS

8.01 Credit of Dividend Equivalents The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a)

any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b)

if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02 No Dividend Equivalent No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9
ADJUSTMENTS

9.01 Corporate Reorganizations The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded

9.02 No Adjustment for Additional Purchases of Securities If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03 Cumulative Effect of Adjustments The adjustments provided for in this PART 9 shall be cumulative.

9.04 Amendments to Effect Adjustments On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

PART 10
CHANGE OF CONTROL

10.01 Effect of a Change of Control Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

10.02 Discretion to Accelerate Vesting Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03 Termination of Awards on Change of Control If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04 Further Assurances on Change in Control The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05 Awards Need Not be Treated Identically In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06 No Fractional Shares No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11
SECURITIES LAWS AND EXCHANGE POLICIES

11.01 Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 12
AMENDMENT OF PLAN

12.01 Board May Amend Subject to Section 12.03 hereof, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of Awards;

(d)	to change the termination provisions of the Awards or the Plan;

(e)	to change the persons who qualify as eligible Participants under the Plan; and

(f)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02 Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03 Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)	an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b)	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

(c)

an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d)	a revision to Section 14.05 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	a revision to the insider participation limits or the non-executive director limits set out in Section 4.03;

(f)	a revision to the amending provisions set forth in this PART 12; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13
EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01 Other Options Not Affected This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 14
MISCELLANEOUS

14.01 No Rights as Shareholder Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02 Employment Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03 Record Keeping The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Company considers appropriate to record in such registers.

14.04 No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05 Black Out Periods Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is (i) during a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), or (ii) within two business days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business day after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06 Unfunded Plan Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07 Conformity to Plan In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08 Non-Transferability Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09 Term of Award Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10 Expiry, Forfeiture and Termination of Awards If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect

14.11 Tax Withholding

(a)

Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to a receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b)

Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c)

The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d)

The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15
EFFECTIVE DATE OF PLAN

15.01 Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

DATE OF PLAN: November 14, 2002
AMENDED: October 20, 2004; October 24, 2005, August 24, 2006, August 12, 2009 and [•], 2019.

SCHEDULE A
OPTION AWARD AGREEMENT

SCHEDULE B
PSU AWARD AGREEMENT

SCHEDULE C
RSU AWARD AGREEMENT